UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THERAVANCE BIOPHARMA, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, $0.00001 par value

(Title of Class of Securities)

G8807B106

(CUSIP Number of Class of Securities (Underlying Ordinary Shares))

Renee D. Gala

Senior VP and Chief Financial Officer, Treasurer

Theravance Biopharma, Inc.

c/o Theravance Biopharma US, Inc.

901 Gateway Boulevard

South San Francisco, California 94080

(650) 808-6000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David T. Young, Esq. Richard C. Blake, Esq. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 1200 Seaport Boulevard Redwood City, CA 94063 (650) 321-2400	Bradford J. Shafer, Esq. Senior VP and General Counsel Theravance Biopharma, Inc. c/o Theravance Biopharma US, Inc. 901 Gateway Boulevard South San Francisco, California 94080 (650) 808-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$13,783,792	$1,601.68

*                  Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,262,221 ordinary shares of Theravance Biopharma, Inc. having an aggregate value of $13,783,792 as of August 26, 2015 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $116.20 for each $1,000,000 of the value of this transaction.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,601.68	Filing Party: Theravance Biopharma, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 28, 2015

☐             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.

☒    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 3 (“Amendment No. 3”) amends and supplements that certain Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission on August 28, 2015 by Theravance Biopharma, Inc., a Cayman Islands exempted company (the “Company”), as previously amended on September 11, 2015 and September 23, 2015. Only those items amended are reported in this Amendment No. 3.

This Amendment No. 3 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as specifically provided in this Amendment No. 3, the information contained in the Schedule TO remains unchanged.

Item 4.	Terms of the Transaction.

(a) Material Terms.

Item 4 of the Schedule TO is hereby amended to add the following information:

“The Exchange Offer expired on September 25, 2015 at 9:00 p.m. Pacific Time. A total of 220 Eligible Option Holders participated in the Exchange Offer. Pursuant to the terms and conditions of the Exchange Offer, the Company accepted for exchange Eligible Options to purchase 1,975,009 of the Company’s ordinary shares, representing approximately 92% of the total ordinary shares underlying the Eligible Options. All surrendered options were cancelled, and immediately thereafter, the Company granted a total of 987,496 restricted share units in exchange therefore, pursuant to the terms of the Exchange Offer and the Company’s 2013 Equity Incentive Plan (including the UK Addendum to the 2013 Equity Incentive Plan). One of the Company’s ordinary shares is issuable upon the vesting of each restricted share unit.”

* * * * *

Item 12.	Exhibits

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Share Units, dated August 28, 2015. *

(a)(1)(B)	Cover E-mails. *

(a)(1)(C)	Election Form. *

(a)(1)(D)	Withdrawal Form. *

(a)(1)(E)	Form of Confirmation E-mail. *

(a)(1)(F)	Form of Reminder E-mails. **

(a)(1)(G)	Screenshots from Offer Website. *

(a)(1)(H)	Employee Presentation. *

(a)(1)(I)	Intranet Communications and Newsletter Announcements. **

(b)	Not applicable.

(d)(1)

Theravance Biopharma, Inc. 2013 Equity Incentive Plan and forms of award agreement thereunder, incorporated herein by reference from Exhibit 99.1 from the Company’s Form S-8, as filed with the Securities and Exchange Commission on August 18, 2014.

(d)(2)

Theravance Biopharma, Inc. UK Addendum to the 2013 Equity Incentive Plan, incorporated herein by reference from Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 14, 2014.

(d)(3)	Forms of Non-Executive Officer Restricted Share Unit Agreement under the 2013 Equity Incentive Plan. *

(d)(4)

Theravance Biopharma, Inc. 2014 New Employee Equity Incentive Plan and form of option agreement thereunder, incorporated herein by reference from Exhibit 99.1 from the Company’s Form S-8, as filed with the Securities and Exchange Commission on November 14, 2014.

(d)(5)

Governance Agreement by and between Theravance Biopharma, Inc. and Glaxo Group Limited, dated March 3, 2014, incorporated herein by reference from Exhibit 10.26 to Amendment No. 4 to the Company’s Form 10, as filed with the Securities and Exchange Commission on April 8, 2014.

(d)(6)

Registration Rights Agreement by and between Theravance Biopharma, Inc. and Glaxo Group Limited, dated March 3, 2014, incorporated herein by reference from Exhibit 4.2 to Amendment No. 4 to the Company’s Form 10, as filed with the Securities and Exchange Commission on April 8, 2014.

(d)(7)

Rights Agreement by and between Theravance Biopharma, Inc. and Computershare Inc., incorporated herein by reference from Exhibit 4.3 to the Company’s Registration Statement on Form S-3, as filed with the Securities and Exchange Commission on June 26, 2015.

(d)(8)

Letter Agreement by and between Theravance Biopharma, Inc. and Glaxo Group Limited, including the form of Ordinary Share Purchase Agreement (the “Purchase Agreement”) and schedule to the Purchase Agreement, are incorporated herein by reference from Exhibit 10.01 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 11, 2015.

(g)	Not applicable.

(h)	Not applicable.

*  Previously filed as an exhibit to the Schedule TO-I filed with the Securities and Exchange Commission on August 28, 2015.

** Previously filed as an exhibit to the Amendment No. 2 to the Schedule TO-I filed with the Securities and Exchange Commission on September 23, 2015.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

THERAVANCE BIOPHARMA, INC.

Date: September 30, 2015	/s/ Bradford J. Shafer
Bradford J. Shafer
Senior VP and General Counsel

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INDEX TO EXHIBIT

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Share Units, dated August 28, 2015. *

(a)(1)(B)	Cover E-mails. *

(a)(1)(C)	Election Form. *

(a)(1)(D)	Withdrawal Form. *

(a)(1)(E)	Form of Confirmation E-mail. *

(a)(1)(F)	Form of Reminder E-mails. **

(a)(1)(G)	Screenshots from Offer Website. *

(a)(1)(H)	Employee Presentation. *

(a)(1)(I)	Intranet Communications and Newsletter Announcements. **

(b)	Not applicable.

(d)(1)

Theravance Biopharma, Inc. 2013 Equity Incentive Plan and forms of award agreement thereunder, incorporated herein by reference from Exhibit 99.1 from the Company’s Form S-8, as filed with the Securities and Exchange Commission on August 18, 2014.

(d)(2)

Theravance Biopharma, Inc. UK Addendum to the 2013 Equity Incentive Plan, incorporated herein by reference from Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 14, 2014.

(d)(3)	Forms of Non-Executive Officer Restricted Share Unit Agreement under the 2013 Equity Incentive Plan. *

(d)(4)

Theravance Biopharma, Inc. 2014 New Employee Equity Incentive Plan and form of option agreement thereunder, incorporated herein by reference from Exhibit 99.1 from the Company’s Form S-8, as filed with the Securities and Exchange Commission on November 14, 2014.

(d)(5)

Governance Agreement by and between Theravance Biopharma, Inc. and Glaxo Group Limited, dated March 3, 2014, incorporated herein by reference from Exhibit 10.26 to Amendment No. 4 to the Company’s Form 10, as filed with the Securities and Exchange Commission on April 8, 2014.

(d)(6)

Registration Rights Agreement by and between Theravance Biopharma, Inc. and Glaxo Group Limited, dated March 3, 2014, incorporated herein by reference from Exhibit 4.2 to Amendment No. 4 to the Company’s Form 10, as filed with the Securities and Exchange Commission on April 8, 2014.

(d)(7)

Rights Agreement by and between Theravance Biopharma, Inc. and Computershare Inc., incorporated herein by reference from Exhibit 4.3 to the Company’s Registration Statement on Form S-3, as filed with the Securities and Exchange Commission on June 26, 2015.

(d)(8)

Letter Agreement by and between Theravance Biopharma, Inc. and Glaxo Group Limited, including the form of Ordinary Share Purchase Agreement (the “Purchase Agreement”) and schedule to the Purchase Agreement, are incorporated herein by reference from Exhibit 10.01 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 11, 2015.

(g)	Not applicable.

(h)	Not applicable.

*  Previously filed as an exhibit to the Schedule TO-I filed with the Securities and Exchange Commission on August 28, 2015.

** Previously filed as an exhibit to the Amendment No. 2 to the Schedule TO-I filed with the Securities and Exchange Commission on September 23, 2015.

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